

Riot and the Dance
July 31 at 3:28 PM · 🌐

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A TV series that teaches that you can love God and Nature? You bet! Nature movies or documentaries never mention God, which is strange when more than 70% of the population believes in a higher power orchestrating the creation of the world. Mainstream media prefers to assume that we all showed up here by unplanned evolution. The Riot and the Dance will change this forever.

We need your help to make this possible. We have partnered with Angel Studios as a distribution partner, which has generated $50+ in revenue with The Chosen TV series this year alone, and we hope to follow in The Chosen's footsteps.

You can watch our original pilot episode called The Riot and the Dance: Water, which has been rated over 78% Audience Score on Rotten Tomatoes. Check it out and the potential investment opportunity at angel.com/riot ✅.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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